October 29, 2019

Thomas P. Chambers
Senior Vice President and Chief Financial Officer
Kosmos Energy Ltd.
8176 Park Lane, Ste 500
Dallas, Texas 75231

       Re: Kosmos Energy Ltd.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 001-35167

Dear Mr. Chambers:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation